UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                           ART TECHNOLOGY GROUP, INC.
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                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                              CUSIP NO. 458727 20 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

 James H. Dennedy                          Richard S. Rofe
 Mitchell-Wright Technology Group, LLC     Mitchell-Wright Technology Group, LLC
 8060 Montgomery Road, Suite 205           185 Great Neck Road, Suite 460
 Cincinnati, OH 45236                      Great Neck, NY 11020
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 (513) 792-5100                            (516) 466-5258
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                  Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications

                                September 9, 2004
--------------------------------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)

     If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 2 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         SSH Partners I, LLP

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)      //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each   (7)      Sole Voting Power
Reporting Person with:
                                                       125,000
                                              ----------------------------------
                                              (8)      Shared Voting Power

                                                       0
                                              ----------------------------------
                                              (9)      Sole Dispositive Power

                                                       125,000
                                              ----------------------------------
                                              (10)     Shared Dispositive Power

                                                       0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         125,000

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.2%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 3 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Mitchell-Wright Technology Group, LLC           41-2142179

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)      //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each   (7)      Sole Voting Power
Reporting Person with:
                                                       125,000
                                              ----------------------------------
                                              (8)      Shared Voting Power

                                                       0
                                              ----------------------------------
                                              (9)      Sole Dispositive Power

                                                       125,000
                                              ----------------------------------
                                              (10)     Shared Dispositive Power

                                                       0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         125,000

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.2%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 4 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Mitchell-Wright, LLC

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)      //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        125,000
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        0
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        125,000
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         125,000

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.2%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 5 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         James Dennedy

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)      //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         PF/AF

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each   (7)      Sole Voting Power
Reporting Person with:
                                                       145,000
                                              ----------------------------------
                                              (8)      Shared Voting Power

                                                       0
                                              ----------------------------------
                                              (9)      Sole Dispositive Power

                                                       145,000
                                              ----------------------------------
                                              (10)     Shared Dispositive Power

                                                       0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         145,000

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.2%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 6 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Arcadia Partners, L.P.

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)      //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each   (7)      Sole Voting Power
Reporting Person with:
                                                       36,744
                                              ----------------------------------
                                              (8)      Shared Voting Power

                                                       0
                                              ----------------------------------
                                              (9)      Sole Dispositive Power

                                                       36,744
                                              ----------------------------------
                                              (10)     Shared Dispositive Power

                                                       0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         36,744

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.0%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 7 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Arcadia Capital Management, LLC

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)      //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each   (7)      Sole Voting Power
Reporting Person with:
                                                       36,744
                                              ----------------------------------
                                              (8)      Shared Voting Power

                                                       0
                                              ----------------------------------
                                              (9)      Sole Dispositive Power

                                                       36,744
                                              ----------------------------------
                                              (10)     Shared Dispositive Power

                                                       0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         36,744

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.0%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 8 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Richard Rofe

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)      //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each   (7)      Sole Voting Power
Reporting Person with:
                                                       172,244
                                              ----------------------------------
                                              (8)      Shared Voting Power

                                                       0
                                              ----------------------------------
                                              (9)      Sole Dispositive Power

                                                       172,244
                                              ----------------------------------
                                              (10)     Shared Dispositive Power

                                                       0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         172,244

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.2%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                         PAGE 9 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Parche, LLC                                 20-0870632

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)      //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each   (7)      Sole Voting Power
Reporting Person with:
                                                       0
                                              ----------------------------------
                                              (8)      Shared Voting Power

                                                       620,776
                                              ----------------------------------
                                              (9)      Sole Dispositive Power

                                              ----------------------------------
                                              (10)     Shared Dispositive Power

                                                       620,776
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         620,776

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         0.8%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 10 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Starboard Value & Opportunity Fund, LLC

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)      //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each   (7)      Sole Voting Power
Reporting Person with:
                                                       0
                                              ----------------------------------
                                              (8)      Shared Voting Power

                                                       3,259,080
                                              ----------------------------------
                                              (9)      Sole Dispositive Power

                                                       0
                                              ----------------------------------
                                              (10)     Shared Dispositive Power

                                                       3,259,080
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,259,080

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         4.4%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 11 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Admiral Advisors, LLC

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)      //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each   (7)      Sole Voting Power
Reporting Person with:
                                                       0
                                              ----------------------------------
                                              (8)      Shared Voting Power

                                                       3,879,856
                                              ----------------------------------
                                              (9)      Sole Dispositive Power

                                                       0
                                              ----------------------------------
                                              (10)     Shared Dispositive Power

                                                       3,879,856
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,879,856

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         5.3%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 12 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Ramius Capital Group, LLC

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)      //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each   (7)      Sole Voting Power
Reporting Person with:
                                                       0
                                              ----------------------------------
                                              (8)      Shared Voting Power

                                                       3,879,856
                                              ----------------------------------
                                              (9)      Sole Dispositive Power

                                                       0
                                              ----------------------------------
                                              (10)     Shared Dispositive Power

                                                       3,879,856
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,879,856

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         5.3%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 13 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         C4S & Co., LLC

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)      //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each   (7)      Sole Voting Power
Reporting Person with:
                                                       0
                                              ----------------------------------
                                              (8)      Shared Voting Power

                                                       3,879,856
                                              ----------------------------------
                                              (9)      Sole Dispositive Power

                                                       0
                                              ----------------------------------
                                              (10)     Shared Dispositive Power

                                                       3,879,856
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,879,856

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         5.3%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 14 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Peter A. Cohen

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)      //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each   (7)      Sole Voting Power
Reporting Person with:
                                                       0
                                              ----------------------------------
                                              (8)      Shared Voting Power

                                                       3,879,856
                                              ----------------------------------
                                              (9)      Sole Dispositive Power

                                                       0
                                              ----------------------------------
                                              (10)     Shared Dispositive Power

                                                       3,879,856
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,879,856

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         5.3%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 15 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Morgan B. Stark

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)      //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each   (7)      Sole Voting Power
Reporting Person with:
                                                       0
                                              ----------------------------------
                                              (8)      Shared Voting Power

                                                       3,879,856
                                              ----------------------------------
                                              (9)      Sole Dispositive Power

                                                       0
                                              ----------------------------------
                                              (10)     Shared Dispositive Power

                                                       3,879,856
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,879,856

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         5.3%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 16 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Jeffrey M. Solomon

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)      //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each  (7)      Sole Voting Power
Reporting Person with:
                                                      0
                                             -----------------------------------
                                             (8)      Shared Voting Power

                                                      3,879,856
                                             -----------------------------------
                                             (9)      Sole Dispositive Power

                                                      0
                                             -----------------------------------
                                             (10)     Shared Dispositive Power

                                                      3,879,856
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,879,856

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (
         See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         5.3%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 458727 20 3                                        PAGE 17 OF 23 PAGES

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Thomas W. Strauss

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member       (a)      /x/
         of a Group (See Instructions)               (b)      //

--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)
         WC

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each   (7)      Sole Voting Power
Reporting Person with:
                                                       0
                                              ----------------------------------
                                              (8)      Shared Voting Power

                                                       3,879,856
                                              ----------------------------------
                                              (9)      Sole Dispositive Power

                                                       0
                                              ----------------------------------
                                              (10)     Shared Dispositive Power

                                                       3,879,856
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,879,856

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  //


--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         5.3%

--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D relates to shares of the Common Stock, par value $0.01 per share ("Common Stock"), of Art Technology Group, Inc. (the "Issuer" or the "Company") and is being filed on behalf of the undersigned to amend the Schedule 13D which was originally filed on August 24, 2004 (the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

This Amendment No. 1 to Schedule 13D is filed by a group consisting of SSH Partners I, LP, Mitchell-Wright Technology Group, LLC, Mitchell-Wright, LLC, James Dennedy, Arcadia Partners, L.P., Arcadia Capital Management, LLC, Richard Rofe, Parche, LLC, Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC, Ramius Capital Group, LLC, C4S & Co., LLC, Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon, and Thomas W. Strauss (collectively, the "Reporting Persons").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The additional shares of Common Stock purchased by the Reporting Persons since the filing of the Schedule 13D, as described in Item 5 below, were made in open market transactions. All such purchases of Common Stock by each of the Reporting Persons were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of funds expended for such purchases was $15,655 by Parche, LLC, and $82,191 by Starboard Value & Opportunity Fund, LLC.

ITEM 4.  PURPOSE OF THE TRANSACTION

On September 9, 2004, representatives of Mitchell-Wright Technology Group, LLC ("MWTG"), on behalf of the Reporting Persons, met with three members of the board of directors of the Company, Paul Shorthose, David Elsbree and Phyllis Swersky, to discuss MWTG's proposals that the Company (i) should commit to more significant cost synergies in connection with the Company's proposed merger with Primus Knowledge Solutions, Inc. ("PKSI")and (ii) enact changes in the Company's corporate governance, as outlined in MWTG's letter to Robert Burke dated August 18, 2004, a copy of which was attached to the Schedule 13D.

MWTG was pleased to explain to these board members its concerns regarding the proposed merger with PKSI and to present its proposals to address such concerns. However, absent an adequate response from the Company on the elements of MWTG's proposals, the Reporting Persons cannot support the proposed merger with PKSI. MWTG is committed to working with the Company to develop a mutually acceptable solution that commits to lower overall operating costs and makes improvements to the Company's corporate governance to make the Company more accountable to the shareholders.

MWTG will continue to evaluate the proposed merger with PKSI and the Company's business, financial condition, operating results, capital structure, management, stock market performance, future prospects, competitive outlook and other relevant factors. If, based on such evaluation, MWTG concludes that the proposed merger is not in the best interests of the stockholders of the Company, MWTG may determine to solicit proxies against the proposed merger at the special meeting of stockholders called by the board of directors for that purpose.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a), (b)

The aggregate number of shares of Common Stock to which this Schedule 13D relates is 4,197,100 shares, representing 5.7% of the 73,828,622 shares of Common Stock reported by the Company to be issued and outstanding as of June 30, 2004, in its Form 10-Q filed with the Securities and Exchange Commission on August 9, 2004. The Reporting Persons beneficially own those shares as follows:

As of the date hereof, SSH Partners I, LP beneficial owns an aggregate of 125,000 shares of Common Stock, representing approximately 0.2% of the issued and outstanding shares of Common Stock. In addition, by virtue of the relationships described under Item 2 of the Schedule 13D, each of Mitchell-Wright Capital Group, LLC, Mitchell-Wright, LLC and James Dennedy may be deemed to have an indirect beneficial ownership of all the shares of Common Stock beneficially owned by SSH Partners I, LP.

As of the date hereof, Mr. Dennedy beneficial owns an aggregate of 145,000 shares of Common Stock, representing approximately 0.2% of the shares of Common Stock presently outstanding. Included in this amount are 20,000 shares of Common Stock owned directly by Mr. Dennedy and the 125,000 shares of Common Stock owned by SSH Partners I, LP, in which Mr. Dennedy may be deemed to have an indirect beneficial ownership interest as described above. Mr. Dennedy has sole voting and dispositive power with respect to the 20,000 shares of Common Stock owned directly by him and the 125,000 shares of Common Stock owned by SSH Partners I, LP.

Mr. Dennedy, Mitchell-Wright, LLC and Mitchell-Wright Technology Group, LLC each disclaim beneficial ownership of the shares of the Issuer's Common Stock held of record by SSH Partners I, LP, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

As of the date hereof, Arcadia Partners, LP beneficial owns an aggregate of 36,744 shares of Common Stock, representing less than 0.1% of the shares of Common Stock presently outstanding. In addition, by virtue of the relationships described under Item 2 of this Schedule 13D, each of Arcadia Capital Management, LLC and Richard Rofe may be deemed to have an indirect beneficial ownership of all the shares of Common Stock beneficially owned by Arcadia Partners, LP.

As of the date hereof, Mr. Rofe beneficial owns an aggregate of 172,244 shares of Common Stock, representing approximately 0.2% of the shares of Common Stock presently outstanding. Included in this amount are 135,500 shares of Common Stock owned directly by Mr. Rofe and the 36,744 shares of Common Stock owned by Arcadia Partners, LP, in which Mr. Rofe may be deemed to have an indirect beneficial ownership interest as described above. Mr. Rofe has sole voting and dispositive power with respect to both the 135,500 shares of Common Stock owned directly by him and the 36,744 shares of Common Stock owned by Arcadia Partners, LP by virtue of his authority to vote and dispose of such shares of Common Stock.

Mr. Rofe and Arcadia Capital Management, LLC each disclaim beneficial ownership of the shares of the Issuer's Common Stock held of record by Arcadia Partners, LP, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

As of the date hereof, Parche, LLC beneficially owns an aggregate of 620,776 shares of Common Stock, representing approximately 0.8% of the shares of Common Stock presently outstanding. In addition, by virtue of the relationships described under Item 2 of this Schedule 13D, each of Admiral Advisors, LLC, Ramius Capital Group, LLC, C4S & Co., Peter A. Cohen, Morgan B. Stark, Jeffrey
M. Solomon and Thomas W. Strauss may be deemed to have an indirect beneficial ownership of all the shares of Common Stock beneficially owned by Parche, LLC.

As of the date hereof, Starboard Value & Opportunity Fund, LLC beneficially owns an aggregate of 3,259,080 shares of Common Stock, representing approximately 4.4% of the outstanding shares of Common Stock. In addition, by virtue of the relationships described under Item 2 of this Schedule 13D, each of Admiral Advisors, LLC, Ramius Capital Group, LLC, C4S & Co., LLC, Peter A. Cohen, Morgan
B. Stark, Jeffrey M. Solomon and Thomas W. Strauss may be deemed to have an indirect beneficial ownership of all the shares of Common Stock beneficially owned by Starboard Value & Opportunity Fund, LLC.

Each of Messrs. Cohen, Stark, Solomon and Strauss shares voting and dispositive power with respect to both the 620,776 shares of Common Stock owned by Parche, LLC and the 3,259,080 shares of Common Stock owned by Starboard Value & Opportunity Fund, LLC by virtue of their status as joint managing members of C4S & Co., LLC, the Managing Member of Ramius Capital Group, LLC, which in turn is the Managing Member of Admiral Advisors, LLC, which is the Managing Member of both Parche, LLC and Starboard Value & Opportunity Fund, LLC.

Messrs. Cohen, Stark, Solomon, and Strauss, C4S & Co., LLC, Ramius Capital Group, LLC and Admiral Advisors, LLC each disclaim beneficial ownership of the shares of the Issuer's Common Stock held of record by Parche, LLC and Starboard Value & Opportunity Fund, LLC, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

To the best knowledge of the Reporting Persons, none of the persons or entities listed in Item 2 beneficially owns any other shares of the Company. Each of the Reporting Persons disclaims beneficial ownership of shares of Common Stock solely as a result of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.

(c) Information with respect to all transactions in the shares of Common Stock which were effected since the most recent filing on Schedule 13D by each of the Reporting Persons is set forth on Schedule I annexed hereto and incorporated herein by reference.

(d) Not applicable

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

MWTG, Parche, LLC, and Starboard Value and Opportunity Fund, LLC have an agreement pursuant to which MWTG provides advice and services with respect to the parties' investments in the Common Stock of the Issuer, among other matters. Under such agreement, the parties agree to coordinate the acquisition and disposition of Common Stock of the Issuer with MWTG and to cooperate with respect to proxy votes and related matters (however, each of the parties to the agreement retains the sole discretion over acquisitions and dispositions of, and voting authority over, the shares of Common Stock that it holds). For such services, MWTG receives an amount equal to a percentage of the profits realized by such parties on their investment in the Issuer. The parties have also agreed to share expenses incurred by the group. A written agreement between the parties with respect to the foregoing has not yet been formalized.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

--------------------------------------------------------------------------------

                                    SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 10, 2004              SSH Partners I, LP

                                By: Mitchell-Wright Technology Group, LLC, its General Partner

                                /s/ James Dennedy
                                ------------------------------------------------
                           By:  James Dennedy
                                Managing Member

September 10, 2004              Mitchell-Wright Technology Group, LLC

                                By:   Mitchell-Wright, LLC, its Managing Member

                                /s/ James Dennedy
                                ------------------------------------------------
                           By:  James Dennedy
                                Managing Member

September 10, 2004              Mitchell-Wright, LLC

                                /s/ James Dennedy
                                ------------------------------------------------
                           By:  James Dennedy
                                Managing Member

September 10, 2004              /s/ James Dennedy
                                ------------------------------------------------
                                James Dennedy

September 10, 2004               Arcadia Partners, L.P.
                                 By:   Arcadia Capital Management, LLC, its
                                       General Partner
                                 /s/ Richard Rofe
                                 -----------------------------------------------
                           By:   Richard Rofe
                                 Member

September 10, 2004               Arcadia Capital Management, LLC
                                 /s/ Richard Rofe
                                 -----------------------------------------------
                                 -----------------------------------------------
                           By:   Richard Rofe
                                 Member

September 10, 2004               /s/ Richard Rofe
                                 -----------------------------------------------
                                 Richard Rofe

September 10, 2004               Parche, LLC
                                 By:  Admiral Advisors, LLC, its managing member
                                 /s/ Jeffrey M. Solomon
                                 -----------------------------------------------
                           By:   Jeffrey M. Solomon
                                 Authorized Signatory

September 10, 2004               Starboard Value & Opportunity Fund, LLC
                                 By:  Admiral Advisors, LLC, its managing member
                                 /s/ Jeffrey M. Solomon
                                 -----------------------------------------------
                           By:   Jeffrey M. Solomon
                                 Authorized Signatory

September 10, 2004               Ramius Capital Group, LLC
                                 By:   C4S & Co., LLC, its Managing Member
                                 /s/ Jeffrey M. Solomon
                                 -----------------------------------------------
                           By:   Jeffrey M. Solomon
                                 Authorized Signatory

September 10, 2004               C4S & Co., LLC
                                 /s/ Jeffrey M. Solomon
                                 -----------------------------------------------
                           By:   Jeffrey M. Solomon
                                 Authorized Signatory

September 10, 2004               /s/ Peter A. Cohen
                                 -----------------------------------------------
                                 Peter A. Cohen

September 10, 2004               /s/ Morgan B. Stark
                                 -----------------------------------------------
                                 Morgan B. Stark

September 10, 2004               /s/ Jeffrey M. Solomon
                                 -----------------------------------------------
                                 Jeffrey M. Solomon

September 10, 2004               /s/ Thomas W. Strauss
                                 -----------------------------------------------
                                 Thomas W. Strauss

                                                    SCHEDULE I

This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by a Reporting Person since the filing of the
Schedule 13D. All transactions were effectuated in the open market through a broker.

Parche, LLC
-----------

            Number of Shares
Date        Purchased/(Sold)      Price Per Share(1)
----        ----------------      ------------------
   8/24/2004        1,439          $     0.99
   8/31/2004        2,068          $     0.97
    9/1/2004        8,816          $     0.94
    9/2/2004        4,000          $     0.95

Starboard Value and Opportunity Fund, LLC
-----------------------------------------

            Number of Shares
Date        Purchased/(Sold)      Price Per Share(1)
----        ----------------      ------------------
   8/24/2004        7,556          $     0.99
   8/31/2004        10,857         $     0.97
    9/1/2004        46,284         $     0.94
    9/2/2004        21,000         $     0.95


(1) Excludes commissions and other execution-related costs.